

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
07003979

SECURITIES
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 53139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPR Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10003 Woodloch Forest, Suite 275
(No. and Street)

The Woodlands (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tristan Renz (281) 681-1640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2700 Three Allen Center, 333 Clay Street (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

03/14/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tristan Renz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TPR Investments, L.P.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Certified Public Accountants

TPR Investments, L.P.

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
TPR Investments, L.P.

We have audited the accompanying statement of financial condition of TPR Investments, L.P. as of December 31, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TPR Investments, L.P. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Houston, Texas
January 25, 2007

333 Clay Street
2700 Three Allen Center
Houston, TX 77002
T 832.476.3600
F 713.655.8741
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

TPR Investments, L.P.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	2,381,796
Deposit with clearing organization		100,000
Marketable securities owned, at market value (cost of $14,428,474)		14,435,365
Total current assets		16,917,161
Other assets:		
Investments in contracts		2,493,844
Property and equipment, net of accumulated depreciation of $234,404		449,339
Other assets		20,965
Total other assets		2,964,148
	$	19,881,309

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:		
Accounts payable	$	26,844
Current maturities of long-term debt		3,739
Total current liabilities		30,583
Long-term debt, net of current maturities		332,003
Total liabilities		362,586
Partners' capital		19,518,723
Total liabilities and partners' capital	$	19,881,309

The accompanying notes are an integral part of this statement.

TPR Investments, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

TPR Investments, L.P., a Texas limited partnership (the Partnership), was formed on November 13, 2000 for the purpose of providing investment services in fixed-income securities. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Partnership will continue in existence until the close of business on December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement). The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner).

The Partnership principal activity is the purchase and sale of fixed income securities with customer accounts cleared on a fully disclosed basis.

The Partnership operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Partnership is a member of the National Association of Securities Dealers, Inc., and is registered as a securities dealer with the SEC and various states.

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

1. Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Marketable securities owned

Investments in marketable securities owned are stated at market value, based on quoted market price. Changes in market value are reflected as unrealized appreciation or depreciation in the accompanying statement of operations. Securities transactions are accounted for on a trade date basis.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization and includes furniture and fixtures, computer and office equipment, and leasehold improvements. Depreciation of property and equipment is provided using the straight-line method based on estimated useful lives of 3 to 27 ½ years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the useful life of the asset.

5. Investments in Contracts

Investments in contracts are stated at the fair value of the Float Forward Agreements. These investments include investment agreements which give the partnership reinvestment rights of particular government security portfolios. The fair value of the Float Forward Agreements has been estimated based on the present value of the float reinvestment and substitution rights granted by the contracts.

6. Fair Value of Financial Instruments

The following methods and assumptions are used by the Partnership in estimating fair values of financial instruments as disclosed herein.

Cash and cash equivalents – the carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Marketable securities owned – Marketable securities owned are carried at fair market value. The amortization of premiums and accretion of discounts are recognized in interest income using the straight-line method.

Investments in contracts – Investments in contracts are carried at fair value.

Long-term debt – the carrying value of the Partnerships' long-term debt approximate fair value due to the fact that it bears interest at a rate which represents a current market rate.

7. Income Taxes

No provision for federal or state income taxes is made in the accounts of the Partnership since such taxes are liabilities of the individual partners and thus depend on their respective tax situations.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE B – CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance includes a money market account held by National Financial Services, LLC, the Partnership's clearing agent, and cash held by HSBC Securities, Inc. in the Partnership's name.

NOTE C – MARKETABLE SECURITIES OWNED

Investments in securities at December 31, 2006 are summarized as follows:

Description	Par value	Market value	Amortized Cost
U.S. Treasuries	$ 14,505,000	$ 14,435,365	$ 14,428,474

NOTE D – INVESTMENTS IN CONTRACTS

Investments in contracts are stated at the fair value of the Float Forward Agreements. During 2006, the Partnership recorded a loss on investment contracts due to the fact that they no longer consider the substitution right granted through certain of the contracts to have value as a result of changes to market regulations.

Years to maturity	Amount
0-2	$ 568,879
3-5	853,187
6-10	903,537
11-20	168,241
Total investment in contracts	$ 2,493,844

NOTE E – PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2006 are summarized as follows:

	Cost	Useful Life
Furniture and fixtures	$ 59,997	5 years
Computer equipment	176,331	3 years
Office equipment	6,606	5 years
Building	411,303	27.5 years
Leasehold improvements	29,506	Lesser of lease term or estimated service life
	683,743	
Less accumulated depreciation and amortization	(234,404)	
	$ 449,339	

NOTE F – LONG-TERM DEBT

Long-term debt, net of current maturities, is as follows at December 31, 2006:

	Amount
Mortgage Note Payable	$332,003

The Partnership entered into a mortgage with Woodforest National Bank on May 27, 2004. The mortgage has a maturity date of June 1, 2034. The mortgage bears interest at the 6 month average London Interbank Offered Rate ("LIBOR") plus 2.200% rounded to the nearest one-eight of one percentage point (0.125%). The interest rate on the mortgage note was 7.625% at December 31, 2006. The note is collateralized by the building financed. The mortgage note includes a call option, under which on the first day of the month following five years from the original date of the note, and on that day annually until maturity, the bank may, at its discretion, exercise a call option to accelerate the unpaid balance due and owing on the note.

Future contractual maturities of long-term debt is as follows:

Years ending	
2008	$ 4,034
2009	327,969
Total	$332,003

NOTE G – MINIMUM CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2006, the Partnership had computed regulatory net capital of $16,501,351 which exceeded its required net capital of $100,000 by $16,401,351. The Partnership's aggregate indebtedness to net capital ratio at December 31, 2006 was .02 to 1.

NOTE H – EXEMPTION FROM RULE 15c3-3

The Partnership is exempt from rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under Section (k)(2)(ii) of that Rule. Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

Report on Internal Controls
TPR Investments, L.P.
December 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

Grant Thornton

Accountants and Business Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners
TPR Investments, L.P.:

In planning and performing our audit of the financial statements and supplemental schedule of TPR Investments, L.P. (the Partnership), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The General Partner is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

333 Clay Street
2700 Three Allen Center
Houston, TX 77002
T 832.476.3600
F 713.655.8741
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives. This report is intended solely for the information and use of the partners, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
January 25, 2007

END